UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Trico Marine Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

896106200

(CUSIP Number)

Neal Beaton, Esq.

Frode Jensen, Esq.

Holland & Knight LLP

195 Broadway, 24th Floor

New York, NY 100007

212-513-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kistefos AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,494,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,494,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) ☐ 17.56%

14.	Type of Reporting Person (See Instructions) CO, IV

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christen Sveaas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,494,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,494,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) ☐ 17.56%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share, issued by Trico Marine Services, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 2401 Fountainview, Suite 290, Houston, Texas  77057.

Item 2.	Identity and Background
(a) Name of Persons Filing (the “Reporting Persons”):
Kistefos AS Christen Sveaas
(b) Business address of Reporting Persons:
Stranden 1 N-0250 Oslo Norway
(c) Christen Sveaas’ principal occupation is as the chairman and sole owner of Kistefos AS. Kistefos AS’ address is Stranden 1, N-0250 Oslo, Norway.
Kistefos AS is a privately owned investment company with a portfolio of listed and unlisted companies in the offshore services, shipping, property development and IT/telecommunications sectors.
(d) During the last five years, neither Christen Sveaas, Kistefos AS nor their affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, neither Christen Sveaas, Kistefos AS nor their affiliates were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.
Christen Sveaas is a citizen of Norway. Kistefos AS is a Norwegian aksjeselskap (stock company).

Item 3.	Source and Amount of Funds or Other Consideration

Prior to March 15, 2005, Kistefos AS was the owner of $53,040,000 of the Company’s then outstanding $250 million 8-7/8% senior notes due 2012 (the “Notes”). Pursuant to a “pre-packaged” plan of reorganization of the Company under Chapter 11 of Title 11 of the United States Code, each holder of the Notes received on the “Effective Date”, in exchange for its total claim (including principal and interest), its pro rata portion of new common stock of the reorganized Company. The Effective Date occurred on March 15, 2005 and, as such, Kistefos AS became the owner of 2,121,600 shares of the Company’s common stock on that date. The purchases of the Notes previously owned by Kistefos AS were funded with working capital.

On October 6, 2005, the Reporting Persons acquired 172,400 shares of common stock of the Company.  The price per share was $26.6517 for a total purchase price of $4,594,753.08.  The purchase was funded with working capital.

On October 19, 2005, the Reporting Persons acquired 200,000 shares of common stock of the Company in a public offering at the price of $24.00 per share. The purchase was funded with working capital.
Kistefos AS is the holder of the Company’s common stock. The sole owner of Kistefos AS is Christen Sveaas.
Item 4.	Purpose of Transaction

The Reporting Persons acquired and continue to hold the shares of common stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the securities of the Company that they now own or hereafter may acquire on the open market or in private transactions. The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s common stock in particular, as well as other developments.

On March 22, 2005, the Reporting Persons requested that the Company meet with the Reporting Persons. Subsequently, the Reporting Persons did meet with the Chairman of the Board of the Company.

On June 10, 2005, the Reporting Persons requested that the Company consider including two candidates of the Reporting Persons on the Company’s board of directors. Thereafter, and in connection with this request, the Reporting Persons have met with and had telephone discussions with certain other stockholders of the Company.  However, at this time, the Reporting Persons do not have any agreements with other stockholders regarding their request.

On October 12 and 13, 2005, the Reporting Persons informed Lehman Brothers, the managing underwriter for the Company’s proposed public offering of 3,900,000 shares of its common stock, and the Company that the Reporting Persons intend to subscribe for shares in the offering so as to maintain their current 22.28% ownership position in the Company’s common stock. Accordingly, the Reporting Persons will purchase an additional 999,258 shares equaling 22.28% of the offering,  assuming all of the shares of common stock offered by the Prospectus dated September 28, 2005 as supplemented on October 6, 2005 are sold and assuming full exercise of the underwriters’ over allotment option of 585,000 shares. Such purchases will be funded by working capital.

On October 19, 2005, the Reporting Persons acquired 200,000 shares of common stock of the Company (the total amount of shares allotted to the Reporting Persons) in a public offering at the price of $24.00 per share, or an aggregate amount of $4,800,000.  Based upon 14,204,442 shares of common stock outstanding, the Reporting Persons own 17.56% of the shares of common stock of the Company, or 2,494,000 shares.  Such purchase was funded by working capital.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to propose or undertake or participate in any such actions in the future.
Item 5.	Interest in Securities of the Issuer

Kistefos AS is the owner of 2,294,000 shares of the Company’s common stock.  These shares represent approximately 22.28% of the Company’s common stock computed in accordance with Rule 13d-3. Kistefos AS has shared voting and dispositive power with Christen Sveaas with respect to these shares.

Kistefos AS is directly owned 63.2% by Christen Sveaas, 32.3% by Svolder Holding AS, a Norwegian aksjeselskap (stock company), and 4.5% by an entity directly owned by Christen Sveaas. Mr. Sveaas indirectly owns Svolder Holding AS.

As the sole owner of Kistefos AS, Christen Sveaas is the beneficial owner of 2,294,000 shares of the Company’s common stock. These shares represent approximately 22.28% of the Company’s common stock computed in accordance with Rule 13d-3. Christen Sveaas has shared voting and dispositive power with Kistefos AS with respect to the shares it owns due to his ownership control of Kistefos AS.

The calculation of the percentages of beneficial ownership of the Company’s common stock set forth above is based upon 10,298,355 shares of the Company’s common stock outstanding as of  August 1, 2005, as disclosed in the Company’s most recent quarterly report on Form 10-Q.

The Reporting Persons acquired the 172,400 shares of common stock of the Company on October 6, 2005 through open market purchases. The price per share was $26.6517.
The Reporting Persons acquired 200,000 shares of common stock of the Company in a public offering at the price of $24.00 per share on October 19, 2005.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1. An Agreement for Joint Filing pursuant to Rule 13d-1(k)(i) under the Securities Exchange Act of 1934 (incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on March 25, 2005).

2. A power of attorney dated as of October 7, 2005 naming Frode Jenson, Esq. and Neal Beaton, Esq. as attorneys-in-fact for Kistefos AS and Christen Sveaas.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2005.

Kistefos AS

	By:	/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Kistefos AS

Christen Sveaas

/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Christen Sveaas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).